SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2004.

                          CALIFORNIA EXPLORATION LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F    X        Form 40-F
                    -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                     No    X
                     -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                               CALIFORNIA EXPLORATION LTD.

Date:   April 28, 2004                         By  /s/ Nick DeMare
      --------------------                     ---------------------------------
                                               Nick DeMare, Director

                                 BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:                    X     SCHEDULE A
                                         -------
                                            X     SCHEDULES B & C
                                         -------
                                         (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                           CALIFORNIA EXPLORATION LTD.
                                         ---------------------------------------
ISSUER ADDRESS                           #1305 - 1090 WEST GEORGIA STREET
                                         VANCOUVER, BC   V6E 3V7
                                         ---------------------------------------
ISSUER TELEPHONE NUMBER                  (604) 685-9316
                                         ---------------------------------------
ISSUER FAX NUMBER                        (604) 683-1585
                                         ---------------------------------------
CONTACT PERSON                           MR. NICK DEMARE
                                         ---------------------------------------
CONTACT'S POSITION                       DIRECTOR
                                         ---------------------------------------
CONTACT'S TELEPHONE NUMBER               (604) 685-9316
                                         ---------------------------------------
CONTACT'S E-MAIL ADDRESS                 ndemare@chasemgt.com
                                         ---------------------------------------
WEBSITE                                  N/A
                                         ---------------------------------------
FOR QUARTER ENDED                        FEBRUARY 29, 2004
                                         ---------------------------------------
DATE OF REPORT                           APRIL 28, 2004
                                         ---------------------------------------

                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.



NICK DEMARE                   /s/ Nick DeMare                          04/04/28
--------------------------------------------------------------------------------
NAME OF DIRECTOR                  SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

HARVEY LIM                    /s/ Harvey Lim                           04/04/28
--------------------------------------------------------------------------------
NAME OF DIRECTOR                  SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

BC FORM 51-901F                                                       SCHEDULE A












--------------------------------------------------------------------------------



                           CALIFORNIA EXPLORATION LTD.



                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                FEBRUARY 29, 2004

          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A


                           CALIFORNIA EXPLORATION LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


                                                      AS AT           AS AT
                                                   FEBRUARY 29,       MAY 31,
                                                       2004            2003
                                                         $               $
                                                                     (Audited)

                                   ASSETS

CURRENT ASSETS

Cash                                                     12,269          26,413
Amounts receivable and prepaids                          23,600           7,637
                                                   ------------    ------------
                                                         35,869          34,050

OIL AND GAS PROPERTIES (Note 3)                          50,356          47,463

OTHER ASSETS                                             11,500          11,500
                                                   ------------    ------------
                                                         97,725          93,013
                                                   ============    ============

                              LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued
     liabilities (Notes 5(a) and (c))                   177,064         160,539

ADVANCES (Note 5(b))                                     76,523          72,620
                                                   ------------    ------------
                                                        253,587         233,159
                                                   ------------    ------------

                           SHAREHOLDERS' EQUITY (DEFICIENCY)


SHARE CAPITAL (Note 4)                                1,110,074       1,110,074

DEFICIT                                              (1,265,936)     (1,250,220)
                                                   ------------    ------------
                                                       (155,862)       (140,146)
                                                   ------------    ------------
                                                         97,725          93,013
                                                   ============    ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)


APPROVED BY THE DIRECTORS

/s/ NICK DEMARE         , Director
------------------------

/s/ HARVEY LIM          , Director
------------------------



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                           CALIFORNIA EXPLORATION LTD.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)


                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003            2004            2003
                                                         $               $               $               $

REVENUES

Oil and gas sales                                        20,616               -          47,576               -
Interest and other income                                    36              96           1,383           7,527
                                                   ------------    ------------    ------------    ------------
                                                         20,652              96          48,959           7,527
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                7,204               -          16,138               -
General and administration                               25,045           9,345          36,698          59,081
Depreciation, depletion and impairment                    4,520               -          10,373               -
                                                   ------------    ------------    ------------    ------------
                                                         36,769           9,345          63,209          59,081
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Write-off of amounts receivable                               -         (15,194)              -         (15,194)
Impairment of oil and gas properties                          -          (4,841)              -        (354,946)
Write-off of bridge loan                                      -          (5,566)              -        (118,636)
Write-off of capital assets                                   -               -               -         (41,829)
Unrealized foreign exchange gain (loss)                   2,648          (2,595)         (1,466)         (5,218)
                                                   ------------    ------------    ------------    ------------
                                                          2,648         (28,196)         (1,466)       (535,823)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                 (13,469)        (37,445)        (15,716)       (587,377)

DEFICIT - BEGINNING OF PERIOD                        (1,252,467)     (1,100,550)     (1,250,220)       (550,618)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,265,936)     (1,137,995)     (1,265,936)     (1,137,995)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         (0.00)           (0.00)          (0.00)          (0.08)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        7,646,085       7,646,085       7,646,085       7,642,862
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003            2004            2003
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period                                 (13,469)        (37,445)        (15,716)       (587,377)
Items not affecting cash
     Amortization of capital assets                           -               -               -           8,869
     Depreciation, depletion and impairment               4,520           4,841          10,373         354,946
     Write-off of amounts receivable                          -          15,194               -          15,194
     Write-off of bridge loan                                 -           5,566               -         118,636
     Write-off of capital assets                              -               -               -          41,829
     Unrealized foreign exchange (gain) loss             (2,648)          2,595           1,466           5,218
Decrease (increase) in amounts receivable                (4,230)         (9,681)        (15,838)         (1,129)
Increase (decrease) in accounts payable
     and accrued liabilities                             14,589         (40,358)         16,525         (51,119)
                                                   ------------    ------------    ------------    ------------
                                                         (1,238)        (59,288)         (3,190)        (94,933)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES
Expenditures on oil and gas properties                   (7,637)        (48,341)        (13,266)       (130,050)
Other assets                                                  -          12,000               -         148,121
                                                   ------------    ------------    ------------    ------------
                                                         (7,637)        (36,341)        (13,266)         18,071
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES
Advances received                                             -           7,050           2,312           7,050
Issuance of common shares                                     -               -               -           7,251
Deferred acquisition costs                                    -          (5,134)              -          (9,233)
                                                   ------------    ------------    ------------    ------------
                                                              -           1,916           2,312           5,068
                                                   ------------    ------------    ------------    ------------
DECREASE IN CASH DURING THE PERIOD                       (8,875)        (93,713)        (14,144)        (71,794)
CASH - BEGINNING OF PERIOD                               21,144         120,327          26,413          98,408
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                     12,269          26,614          12,269          26,614
                                                   ============    ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -               -               -
                                                   ============    ============    ============    ============
Income taxes paid in cash                                     -               -               -               -
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                           CALIFORNIA EXPLORATION LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)


1.     NATURE OF OPERATIONS AND GOING CONCERN

       California   Exploration   Ltd.   (the   "Company")  is  focused  on  the
       acquisition, exploration, development and production of crude oil and natural gas reserves.

       As at February 29, 2004, the Company had an accumulated deficit of $1,265,936 and a working capital deficiency of $141,195. The interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company's interim consolidated financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

       The ability of the Company to continue operations as a going concern is dependent upon its success in obtaining capital through sale of common shares or other securities and ultimately achieving profitable operations.


2.     SIGNIFICANT ACCOUNTING POLICIES

       The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.     OIL AND GAS PROPERTIES

                                                      AS AT           AS AT
                                                   FEBRUARY 29,       MAY 31,
                                                       2004            2003
                                                         $               $

       Evaluated property
       Exploration and development costs                 64,361          51,095
       Less accumulated depreciation,
            depletion and impairment                    (14,005)         (3,632)
                                                   ------------    ------------
                                                         50,356          47,463
                                                   ============    ============

       The Company has a 3% working interest in certain oil and gas leases known as the West Ranch Field in Jackson County, Texas.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)


4.     SHARE CAPITAL

                                                                      NUMBER
                                                                     OF SHARES           $

       Authorized - unlimited common shares without par value
       Issued and outstanding - beginning and end of period           7,646,085       1,110,074
                                                                   ============    ============

       A summary of the Company's stock options activity during the nine months ended February 29, 2004 is presented below:

       NUMBER OF OPTIONS                                      NUMBER OF OPTIONS
       OUTSTANDING AS AT                                      OUTSTANDING AS AT
         MAY 31, 2003                      EXPIRED            FEBRUARY 29, 2004

           635,000                        (635,000)                   Nil
           =======                         =======                    ===

5.     RELATED PARTY TRANSACTIONS

       (a) During the nine months ended February 29, 2004, the Company was charged $21,223 for accounting fees by a company controlled by the President of the Company. As at February 29, 2004, $14,896 remained unpaid and is included in accounts payable and accrued liabilities.

       (b) The Company has received advances from companies owned by the President and former officers of the Company. These advances are non-interest bearing and are not due for repayment during the current fiscal year.

       (c) The Company participated in the drilling of certain oil and gas prospects with corporations in which certain of the corporations' current and former officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As at February 29, 2004, $136,296 remained unpaid to Hilton Petroleum Inc., a related party, and is included in accounts payable and accrued liabilities.


6.     SEGMENTED INFORMATION

       As at February 29, 2004, the Company and its subsidiary operated in one industry segment, the exploration for and the development of petroleum and natural gas. The Company's current petroleum and natural gas interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                         NINE MONTHS ENDED
                                                         FEBRUARY 29, 2004
                                                   ----------------------------
                                                   IDENTIFIABLE         NET
                                                      ASSETS       INCOME (LOSS)
                                                         $               $

       United States                                     82,116          24,895
       Canada                                            15,609         (40,611)
                                                   ------------    ------------
                                                         97,725         (15,716)
                                                   ============    ============

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED FEBRUARY 29, 2004
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)


1.(A)    GENERAL AND ADMINISTRATIVE

         General and administrative expenses for the nine months ended February 29, 2004:

                                                                         $

         Accounting and administration                                   21,223
         Audit                                                            3,655
         Legal                                                            4,674
         Office and miscellaneous                                         1,279
         Transfer agent and regulatory filing                             5,867
                                                                   ------------
                                                                         36,698
                                                                   ============


1.(B)    RELATED PARTY TRANSACTIONS

         (a) During the nine months ended February 29, 2004, the Company was charged $21,223 for accounting fees by a company controlled by the President of the Company. As at February 29, 2004, $14,896 remained unpaid and is included in accounts payable and accrued liabilities.

         (b) The Company has received advances from companies owned by the President and former officers of the Company. These advances are non-interest bearing and are not due for repayment during the current fiscal year.

         (c) The Company participated in the drilling of certain oil and gas prospects with corporations in which certain of the corporations' current and former officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As at February 29, 2004, $136,296 remained unpaid to Hilton Petroleum Inc., a related party, and is included in accounts payable and accrued liabilities.


2.(A)    NO SECURITIES  WERE ISSUED  DURING THE  NINE MONTHS ENDED  FEBRUARY 29,
         2004


2.(B)    NO OPTIONS WERE GRANTED DURING THE NINE MONTHS ENDED FEBRUARY 29, 2004


3.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 29, 2004


                                                              Issued
                                   Authorized      ----------------------------
         Class    Par Value          Number          Number            Amount

         COMMON      WPV            UNLIMITED         7,646,085       1,110,074


3.(B)    NO OPTIONS OR WARRANTS WERE OUTSTANDING AS AT FEBRUARY 29, 2004

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED FEBRUARY 29, 2004
          (Expressed in United States Dollars, Unless Otherwise Stated)
                      (Unaudited - Prepared by Management)


3.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 29, 2004

         As at February 29, 2004:

          i) 1,858,800 common shares (the "Security Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2007; and

         ii) 660,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004.


3.(D)    LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 29, 2004

         Directors:
                  Nick DeMare
                  Andrew Carter
                  Harvey Lim

         Officers:
                  Nick DeMare - President and CEO
                  Harvey Lim - Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                           CALIFORNIA EXPLORATION LTD.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004


MANAGEMENT DISCUSSION & ANALYSIS

OPERATIONS

The Company has no significant remaining operations other than its 3% working interest in oil and gas leases in Texas. No significant costs were incurred during the nine months ended February 29, 2004. General and administration expenses decreased by $22,383, from $59,081 in 2003 to $36,698 in 2004. The decrease in costs were as a result of the Company's reduced operations and limited financial resources. Included in general and administration expenses is $21,223 charged by Chase Management Ltd., a private company owned by the President of the Company, for bookkeeping, accounting, administration and corporate filing services provided. As at February 29, 2004, $14,896 remained outstanding.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds significant interests in oil and gas properties and is not generating sufficient operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. As at February 29, 2004, the Company had a working capital deficiency of $141,195 and a net shareholders' deficiency of $155,862. The Company has also received $76,523 advances from the President and former officers of the Company. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings or generate sufficient cash flows.

At the Company's Annual and Special General Meeting, held on November 12, 2003, Company shareholders approved a resolution for the Company to conduct a capital consolidation if management considers it to be a necessary step in order to raise additional equity capital. To date the Company has not taken any steps to proceed with the share consolidation, however management proposes to move forward with this restructuring in the near term.

PROPERTY UPDATE

In January 2003, the Company acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. As of February 29, 2004, the Company has incurred $64,361 of exploration and development costs and for the nine months ended February 29, 2004 has recorded $47,576 in oil and gas revenues, comprising of $14,857 (502 barrels) of oil and $32,719 (6,607 mcf) of gas. All the production in 2004 are associated with production from the West Ranch Field. Production costs of $16,138 was incurred and depletion of $10,373 was recorded for 2004. The West Ranch Field property interest remains the Company's only petroleum asset.

The Company is currently reviewing an oil and gas prospect in Alberta, Canada and the Company is considering participation in this prospect. The Company believes participation in a Canadian prospect is a prudent move. To fund its participation in this new prospect the Company will concurrently market and sell its interest in the West Ranch Field.

INVESTOR RELATIONS ACTIVITIES

During the nine months ended February 29, 2004, the Company did not engage any companies to provide investor relations activities.